Exhibit 12.1
LYONDELLBASELL INDUSTRIES N.V.
STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	For the
	Six Months
	Ended				For the Year Ended
		May 1	May 1,	January 1
		through	through	through
	June 30,	December 31	June 30,	April 30,	December 31,	December 31,	December 31,
Millions of dollars, except ratio data	2011	2010	2010	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$2,115	$1,686	$375	$7,191	$(4,283)	$(8,191)	$940
Deduct income (loss) from equity investments	131	86	27	84	(181)	38	162
Add distributions of earnings from equity investments	107	34	28	18	26	98	148

Earnings adjusted for equity investments	2,091	1,634	376	7,125	(4,076)	(8,131)	926

Fixed charges:
Interest expense, gross	340	545	132	713	1,795	2,476	353
Portion of rentals representative of interest	46	56	17	35	104	183	24

Total fixed charges before capitalized interest	386	601	149	748	1,899	2,659	377
Capitalized interest	1	2	2	4	35	13	3

Total fixed charges including capitalized interest	387	603	151	752	1,934	2,672	380

Earnings before fixed charges	$2,478	$2,237	$527	$7,877	$(2,142)	$(5,459)	$1,306

Ratio of earnings to fixed charges (a)	6.40	3.71	3.49	10.47	—	—	3.44

(a)	For the years 2009 and 2008, earnings were insufficient to cover fixed charges by $4,076 million and $8,131 million, respectively.